SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

ALBERTO-CULVER COMPANY

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

013078100

(CUSIP Number)

Marshall E. Eisenberg Neal, Gerber & Eisenberg LLP Two North LaSalle Street, Suite 2200 Chicago, Illinois 60602 (312) 269-8000	Leonard H. Lavin 5001 SW 27th Avenue Ocala, Florida 34474 (352) 237-2941

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP NO. 013068101	13D	Page 2 of 6 Pages

1	Name of Reporting Person I.R.S. Identification No. of above person Leonard H. Lavin
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC use only
4	Source of Funds* Not applicable
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) Or 2(e) ☐
6	Citizenship or Place of Organization U.S. Citizen
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 0
	8	Shared Voting Power 7,775,597
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,013,067
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,775,597
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11). 7.9%
14	Type of Reporting Person* IN

*	SEE INSTRUCTIONS

CUSIP NO. 013068101	13D	Page 3 of 6 Pages

Item 1. Security and Issuer.

Title of Class of Securities:	Common Stock, par value $.01 per share (“shares” or “Common Stock”).

Name and Address of Issuer:	Alberto-Culver Company (the “Company”) 2525 Armitage Avenue Melrose Park, IL 60160

Item 2. Identity and Background.

(a) Name of Person Filing:	Leonard H. Lavin (“Lavin”)

(b) Address:	5001 SW 27th Avenue Ocala, Florida 34474

(c) Principal Business:	Lavin, an individual, is a Director of the Company and is the owner of Glen Hill Farm, a horse breeding and racing business.

(d) Prior Criminal Convictions:	None

(e) Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

(f) Citizenship/Organization:	U.S. Citizen

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

(a) Not applicable.

(b) On September 27, 2010, Unilever N.V., Unilever PLC, Conopco, Inc. (“Conopco”), ACE Merger, Inc. (“ACE”) and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, ACE, which is a wholly owned subsidiary of Conopco, will merge with and into the Company (the “Merger”) with the Company continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Conopco.

In connection with the Merger Agreement, Lavin, Carol L. Bernick (“Bernick”), certain trusts (the “Family Trust Stockholders”) which are for the benefit of Lavin and his descendants, including Bernick (the “Family Members”), and a partnership (the “Family Partnership Stockholder”) whose partners are certain Family Trust Stockholders and other trusts for the benefit of certain Family Members (Bernick, Lavin, the Family Trust Stockholders and the Family Partnership Stockholder are sometimes collectively referred to herein as the “Family Stockholders”), entered into a Stockholder Agreement with Conopco (the “Stockholder Agreement”) dated as of September 27, 2010. Under the Stockholder Agreement, the Family Stockholders have agreed to vote their shares,

CUSIP NO. 013068101	13D	Page 4 of 6 Pages

aggregating 11,842,778 shares of the Common Stock (the “Subject Shares”), in favor of the Merger Agreement, the Merger and any other action necessary and desirable in furtherance of the Merger and the Merger Agreement. Furthermore, the Family Stockholders have agreed to vote the Subject Shares against (i) any merger agreement or merger (other than the Merger Agreement and Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation, or winding up of the Company or any similar transaction, (ii) any Takeover Proposal (as defined in the Merger Agreement) or any action that is a component of any Takeover Proposal and (iii) any amendment of the Company’s Certificate of Incorporation or By-Laws or other proposal or transaction that would impede, frustrate, prevent or nullify any provision of the Merger Agreement or change the voting rights of any class of Common Stock. In connection with these voting agreements, the Family Stockholders have granted a proxy to Conopco, ACE and any person designated by them to vote the Subject Shares in connection with the Merger Agreement. Moreover, under the Stockholder Agreement, each Family Stockholder has agreed that, prior to the adoption of the Merger Agreement by the stockholders of the Company, such Stockholder will not transfer any Subject Shares unless the transferee agrees to be bound by the Stockholder Agreement. The Stockholder Agreement, including the proxy, automatically terminates upon the earlier of the (i) effectiveness of the Merger and (ii) the termination of the Merger Agreement in accordance with to its terms and may be terminated by Bernick as the Stockholder Rep within ten days of the date of any modification, waiver or amendment of the Merger Agreement in accordance with its terms that decreases the Merger Consideration (as defined in the Merger Agreement). The Stockholder Agreement is incorporated herein by reference as Exhibit 1 hereto.

(c) See Item 4(b) above.

(d)-(j) Not applicable.

CUSIP NO. 013068101	13D	Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer.

(a)	(i)	Amount of shares of Common Stock Beneficially Owned: 7,775,597 shares total: 1,000,000 shares held as co-trustee of the Family Trust Stockholders; 1,013,067 shares held by the Lavin Family Foundation, a charitable private foundation of which Lavin is the President and a Director (“Lavin Family Foundation”); and 5,762,530 shares held by the Family Partnership Stockholder.

	(ii)	Percentage of shares of Common Stock Beneficially Owned: 7.9% total: 1.0% as trustee or co-trustee of the Family Trust Stockholders; 1.0% as a Director and the President of the Lavin Family Foundation; and 5.8% held by the Family Partnership Stockholder (based upon 98,652,789 shares outstanding as of June 30, 2010 as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 as filed with the Securities and Exchange Commission on August 5, 2010).

(b)	Number of shares as to which Lavin has:

	(i)	Sole power to vote:	0

	(ii)	Shared power to vote:	7,775,597 1/

	(iii)	Sole power to dispose:	0

	(iv)	Shared power to dispose:	2,013,067 2/

	1/	The 7,775,597 shares of Common Stock held by Lavin and reflected as shared power to vote include 1,000,000 shares of Common Stock held as co-trustee of Family Trust Stockholders; 1,013,067 shares of Common Stock held by the Lavin Family Foundation; and 5,762,530 shares of Common Stock held by the Family Partnership Stockholder.

	2/	The 2,013,067 shares of Common Stock held by Lavin and reflected as shared power to dispose include 1,000,000 shares of Common Stock held as co-trustee of Family Trust Stockholders; and 1,013,067 shares of Common Stock held by the Lavin Family Foundation.

Lavin shares the power to vote and to dispose of 1,000,000 shares of Common Stock held by certain Family Trust Stockholders and the 1,013,067 shares held by the Lavin Family Foundation with Bernick. Lavin shares the power to vote the 5,762,530 shares held by the Family Partnership Stockholder with Bernick except Bernick has been authorized by Lavin to solely vote such shares in connection with the Stockholder Agreement. Certain information regarding Ms. Bernick, is presented below:

	(i)	Name of Person:	Carol L. Bernick

	(ii)	Address:	2525 Armitage Avenue Melrose Park, Illinois 60160

CUSIP NO. 013068101	13D	Page 6 of 6 Pages

	(iii) Principal Business:	Carol L. Bernick, an individual, is a Director and Executive Chairman of the Company and is a Director of the Lavin Family Foundation.

	(iv) Prior Criminal Convictions:	None

	(v) Prior Civil Proceedings with Respect to Federal or State Securities Laws:	None

	(vi) Citizenship/Organization:	U.S. Citizen

In addition, as a result of the Stockholder Agreement, the Family Stockholders may be deemed to share voting power and thus, share beneficial ownership, with Conopco, Unilever N.V. and Unilever PLC, over the 11,842,778 shares of Common Stock covered in the Stockholder Agreement. See Item 4 herein for a description of the Stockholder Agreement.

(c)	Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by Lavin.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the matters described in Items 4 and 5 herein, Lavin does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit 1. Stockholder Agreement, dated as of September 27, 2010, by and among Conopco, Inc. and the Stockholders party thereto named therein (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Alberto-Culver Company filed on September 27, 2010).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2010

Signature:	/s/ Leonard H. Lavin
Name/Title:	Leonard H. Lavin, individually; as trustee or co-trustee of various trusts; and as an officer of a foundation.